SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **July 15, 2004**

Graco Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**001-9249**	**41-0285640**
(State of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

88-11th Avenue Northeast Minneapolis, Minnesota	**55413**
(Address of principal executive offices)	(Zip Code)

(612) 623-6000

(Registrant's telephone number)

.

Item 12.   Disclosure of Results of Operations and Financial Condition

The following information is being furnished to the Commission under Item 12 of Form 8-K, Results of Operations and Financial Conditions. Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934.

On July 15, 2004, Graco Inc. issued a press release to report the Company's results of operations and financial condition for the completed fiscal quarter ended June 25, 2004. The release is furnished as Exhibit 99 hereto and is incorporated herein by reference.

<u>Signature</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRACO INC.

Date: July 16, 2004   By:  _____

Its: Vice President, General Counsel and Secretary



News Release

GRACO INC
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:
Thursday, July 15, 2004

FOR FURTHER INFORMATION:
Mark W. Sheahan (612) 623-6656

GRACO REPORTS RECORD SECOND QUARTER RESULTS
DILUTED NET EARNINGS PER SHARE INCREASE 23 PERCENT
NET SALES INCREASE 9 PERCENT

MINNEAPOLIS, MN (July 15, 2004) - Graco Inc. **(NYSE: GGG)** today announced second quarter net earnings of $30.0 million on net sales of $160.2 million - increases over the prior year of 23 percent and 9 percent, respectively. Diluted net earnings per share were $0.43 versus $0.35 last year, a 23 percent increase. For the first six months, Graco reported net earnings of $52.3 million on net sales of $295.1 million – increases over the prior year of 23 percent and 11 percent, respectively.

When compared to 2003 results, the weaker U.S. dollar versus foreign currencies helped to increase second quarter and year-to-date net earnings and net sales. Translated at consistent exchange rates, second quarter net earnings and net sales increased by 18 percent and 8 percent, respectively and year-to-date net earnings and net sales increased by 14 percent and 8 percent, respectively.

When compared to the second quarter of 2003, worldwide Contractor Equipment Division sales of $81.6 million increased 6 percent. In the Americas, sales were higher in the professional paint store channel and lower in the home center channel. In the professional paint channel sales were higher, aided by good demand for new products, including the new Ultra® Max II sprayers. In the home center channel, sales were lower in the second quarter and are virtually flat for the year. Second quarter 2003 home center sales were particularly strong due to a new product introduction. The Contractor Equipment Division posted strong volume gains in Asia and Europe in the second quarter and on a year-to-date basis.

Second quarter Industrial/Automotive Equipment Division sales of $66.5 million increased 15 percent versus the same period last year. When translated at constant exchange rates, sales were up 13 percent. Double-digit volume increases were experienced in all three regions this quarter. The increase in business occurred in all major product categories, similar to what was experienced in the first quarter of this year. New product introductions also contributed to sales growth, including the new ProMix™ II and ProMix™ Easy units, which were launched in the second quarter.

Second quarter sales for the Lubrication Equipment Division were $12.1 million, up 3 percent from last year. For the year, sales of $24.8 million are also up 3 percent from the same period of last year.

Second quarter sales in the Americas increased 5 percent to $107.8 million. In Europe, net sales of $33.1 million were 22 percent higher than the second quarter of 2003, and sales measured in local currencies were up 15 percent. In Asia Pacific, net sales of $19.3 million were 18 percent higher than the second quarter of 2003, and sales measured in local currencies increased 15 percent.

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Graco's gross profit margin, expressed as a percentage of sales, was 53.2 percent for the quarter versus 51.9 percent for the same period last year. The higher gross margin was due to several factors including higher production volumes, improved productivity, and favorable exchange rates.

Graco's operating profit margin, expressed as a percentage of sales, was 28.1 percent for the second quarter versus 24.8 percent last year. Operating expenses were virtually flat versus last year's second quarter, despite a 26 percent increase in product development spending.

Graco also announced that it intends to open a manufacturing facility in the Shanghai region of China sometime in the latter half of 2005. The leased facility will be approximately 50,000 square feet and will require approximately $4 million of capital investment prior to beginning production. The factory will produce select lower technology products for sale worldwide and will give Graco manufacturing capacity in this fast-developing region of the world.

"Graco is off to a strong start this year with double digit increases in sales, net earnings and earnings per share," said President and Chief Executive Officer David A. Roberts. "All three regions and all three divisions reported sales increases in the first half of the year and we were able to leverage these solid revenue gains into even higher net earnings and earnings per share growth. We did this while substantially increasing our investment in product development and continuing to make significant capital investments. Our Industrial/Automotive Equipment division continues to experience strong underlying demand across all major product categories in the Americas and Asia, but we are especially pleased to report a double-digit increase in underlying demand in Europe for the first time in several quarters. Our Contractor segment continues to grow, driven by a combination of new product introductions, favorable housing conditions in North America and continued underlying growth in both Europe and Asia. Our results this year are good and indicate that an economic recovery is underway. We remain confident that 2004 will be a record year for the company."

Cautionary Statement Regarding Forward-Looking Statements

A forward-looking statement is any statement made in this earnings release and other reports that the Company files periodically with the Securities and Exchange Commission, as well as in press releases, analyst briefings, conference calls and the Company's Annual Report to shareholders which reflects the Company's current thinking on market trends and the Company's future financial performance at the time they are made. All forecasts and projections are forward-looking statements.

The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 by making cautionary statements concerning any forward-looking statements made by or on behalf of the Company. The Company cannot give any assurance that the results forecasted in any forward-looking statement will actually be achieved. Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to: economic conditions in the United States and other major world economies, currency fluctuations, political instability, changes in laws and regulations, and changes in product demand. Please refer to Exhibit 99 to the Company's Annual Report on Form 10-K for fiscal year 2003 for a more comprehensive discussion of these and other risk factors.

Investors should realize that factors other than those identified above and in Exhibit 99 might prove important to the Company's future results. It is not possible for management to identify each and every factor that may have an impact on the Company's operations in the future as new factors can develop from time to time.

Conference Call

A conference call for analysts and institutional investors will be held Friday, July 16, 2004, at 11:00 a.m. EDT to discuss Graco's second quarter results. Graco management will host the call.

A real-time, listen-only Webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen can access the call at the Company's website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco's website, or by telephone beginning at approximately 1:00 p.m. EDT on July 16, 2004, by dialing 800.642.1687, passcode 8058600, if calling within the U.S. or Canada. The dial-in number for international participants is 706.645.9291, with the same passcode. The replay by telephone will be available through July 19, 2004.

Graco Inc. supplies technology and expertise for the management of fluids in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

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GRACO INC. AND SUBSIDIARIES
Consolidated Statements of Earnings

	Second Quarter (13 weeks) Ended		Six Months (26 weeks) Ended	
(In thousands, except per share amounts)	June 25, 2004	June 27, 2003	June 25, 2004	June 27, 2003
Net Sales	$160,165	$146,364	$295,147	$266,024
Cost of products sold	75,023	70,432	136,601	127,089
Gross Profit	85,142	75,932	158,546	138,935
Product development	5,445	4,328	10,567	8,801
Selling, marketing and distribution	25,130	25,288	49,527	48,185
General and administrative	9,570	10,057	20,013	18,569
Operating Earnings	44,997	36,259	78,439	63,380
Interest expense	98	112	269	240
Other expense (income), net	220	84	164	(17)
Earnings before Income Taxes	44,679	36,063	78,006	63,157
Income taxes	14,700	11,600	25,700	20,500
Net Earnings	$ 29,979	$ 24,463	$ 52,306	$ 42,657
Net Earnings per Common Share				
Basic	$0.43	$0.36	$0.76	$0.61
Diluted	$0.43	$0.35	$0.74	$0.60
Weighted Average Number of Shares				
Basic	69,243	68,495	69,162	69,672
Diluted	70,283	69,600	70,262	70,725

All share and per share data reflects the three-for-two stock split on March 30, 2004.
All figures are subject to audit and adjustment at the end of the fiscal year.

GRACO INC. AND SUBSIDIARIES
Segment Information

	Second Quarter (13 weeks) Ended		Six Months (26 weeks) Ended	
(In thousands)	June 25, 2004	June 27, 2003	June 25, 2004	June 27, 2003
Net Sales				
Industrial / Automotive	$ 66,471	$ 57,685	$129,722	$110,102
Contractor	81,610	76,906	140,585	131,744
Lubrication	12,084	11,773	24,840	24,178
Consolidated	$160,165	$146,364	$295,147	$266,024
Operating Earnings				
Industrial / Automotive	$ 20,607	$ 15,284	$ 41,368	$ 29,272
Contractor	23,463	19,936	35,480	30,693
Lubrication	2,648	2,440	5,650	5,587
Unallocated Corporate Expenses	(1,721)	(1,401)	(4,059)	(2,172)
Consolidated	$ 44,997	$ 36,259	$ 78,439	$ 63,380

All figures are subject to audit and adjustment at the end of the fiscal year.

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GRACO INC. AND SUBSIDIARIES
Consolidated Balance Sheets

(In thousands)	June 25, 2004	Dec. 26, 2003
ASSETS		
Current Assets		
Cash and cash equivalents	$ 32,439	$112,118
Accounts receivable, less allowances of $5,600 and $5,700	110,423	98,853
Inventories	34,568	29,018
Deferred income taxes	15,759	14,909
Other current assets	1,430	1,208
Total current assets	194,619	256,106
Property, Plant and Equipment		
Cost	223,471	221,233
Accumulated depreciation	(131,328)	(126,916)
	92,143	94,317
Prepaid Pension	26,499	25,444
Goodwill	9,199	9,199
Other Intangible Assets, net	9,546	10,622
Other Assets	2,660	1,702
	$334,666	$397,390
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Notes payable to banks	$ 8,568	$ 4,189
Trade accounts payable	20,087	15,752
Salaries, wages and commissions	13,780	16,384
Accrued insurance liabilities	9,699	9,939
Accrued warranty and service liabilities	9,380	9,227
Income taxes payable	6,359	5,981
Dividends payable	6,461	110,304
Other current liabilities	18,853	16,171
Total current liabilities	$ 93,187	$187,947
Retirement Benefits and Deferred Compensation	31,532	30,567
Deferred Income Taxes	8,802	9,066
Shareholders' Equity		
Common stock	69,229	46,040
Additional paid-in capital	95,585	81,405
Retained earnings	37,449	43,295
Other, net	(1,118)	(930)
Total shareholders' equity	201,145	169,810
	$334,666	$397,390

All figures are subject to audit and adjustment at the end of the fiscal year.

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GRACO INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

(In thousands)	Twenty-Six Weeks Ended	
	June 25, 2004	June 27, 2003
Cash Flows from Operating Activities		
Net Earnings	$ 52,306	$ 42,657
Adjustments to reconcile net earnings to net cash provided by operating activities		
Depreciation and amortization	9,076	9,199
Deferred income taxes	(958)	(1,214)
Tax benefit related to stock options exercised	4,000	1,200
Change in:		
Accounts receivable	(11,970)	(6,472)
Inventories	(5,586)	(3,042)
Trade accounts payable	4,359	(1,779)
Salaries, wages and commissions	(2,556)	(2,547)
Retirement benefits and deferred compensation	(551)	1,459
Other accrued liabilities	3,027	1,852
Other	216	(89)
Net Cash from Operating Activities	51,363	41,224
Cash Flows from Investing Activities		
Property, plant and equipment additions	(6,377)	(7,298)
Proceeds from sale of property, plant and equipment	115	102
Capitalized software additions	(802)	—
Acquisition of business	—	(13,514)
	(7,064)	(20,710)
Cash Flows from Financing Activities		
Borrowings on notes payable and lines of credit	13,367	9,625
Payments on notes payable and lines of credit	(8,961)	(16,947)
Common stock issued	12,146	6,772
Common stock retired	(23,773)	(55,496)
Cash dividends paid	(116,998)	(7,686)
	(124,219)	(63,732)
Effect of exchange rate changes on cash	241	(1,369)
Net increase (decrease) in cash and cash equivalents	(79,679)	(44,587)
Cash and cash equivalents		
Beginning of year	112,118	103,333
End of period	$ 32,439	$ 58,746

All figures are subject to audit and adjustment at the end of the fiscal year.

# # #



July 16, 2004

Electronically Filed

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Graco Inc.
File No. 001-9249

Gentlemen:

Enclosed is a Form 8-K for Graco Inc. furnished in connection with its Earnings Release of July 15, 2004.

Very truly yours,

Robert M. Mattison
Vice President, General Counsel
and Secretary

RMM:smc

Enclosures

cc: New York Stock Exchange
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